
SMARTASS & SASS®

INVEST IN **SMARTASS & SASS**

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💃 A monthly subscription box—and online shop—for mouthy mofos

LEAD INVESTOR

Kevin Clements

Why did I invest? There are so many positive aspects to Smartass & Sass. I like the subscription model a lot and the numbers for this one speak well for future business. Great margins, excellent retention, and steady growth, not just in revenue but also in customer base and online presence. All ingredients for continued success! The online store is a solid touch, adding nicely to the bottom line and providing an efficient channel for moving extra stock. Smart! Working with local businesses for supply, storage, and shipping not only supports the local community (where I also live), but also speeds procurement, simplifies shipment, lowers costs, and helps to guard against today's common supply chain issues. Winner!

Beyond these core strengths, I love what these sassy ladies are selling: **Fun in a box!** *(Yeah, I saw it. I decided to leave it. If you saw it too and laughed then you should invest!)* We can all use **more fun** these days, and with the continuing societal shifts toward online purchasing and delivered goods, the time is right for a business that offers online orders for fun shipped *directly* to our doors. We don't know what the next contagion will be, what some nutbag despot will do a week from now, or what the price of gas will be tomorrow, but we can damn sure look forward to some smartass fun landing on our doorsteps sometime soon to make us

snort-laugh. It's great! And people are buying.

Perhaps most important for me, I invested in Smartass & Sass because of the people who operate it. As a *#girldad*, I'd like to see more successful businesses owned and operated by women, and this particular group of women is **exceptional**. I've known Anh and most of this squad of smartasses for years and I've had the fortune of working with them on previous successful projects. I know from first-hand experience that these are smart, talented, driven people and I'm absolutely confident that they have what it takes to continue growing this business. They're in it for the long haul. So am I. How about you?

Invested $25,000 this round

Learn about Lead Investors

smartassandsass.com Lincoln NE

Retail B2C Ecommerce Female Founder Lifestyle

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. 👸 4,300+ active subscribers
2. 💰 $3.9 million revenue in 2021, $2.5 million in 2020, $1.1 million in 2019
3. 🎁 5+ years in the subscription industry
4. 📦 Over 190,000 orders shipped
5. 👯 100% female-owned and -operated
6. 📰 Featured in Buzzfeed, Scary Mommy, RealSimple

7 🤫 We're funny as f*ck

Our Team



Abby Bartholomew HBIC | CEO & Co-Founder

Entrepreneur for 15+ years; project and operations management at IBM, Kenexa, ad agency; Master of Arts in Marketing, Communications, & Advertising; wearer of many hats; bootstrapper extraordinaire; and new mama. ✨ Favorite swear word: f*ck ✨

When we started thinking through what our box could be. We took a closer look at our own favorite things and discovered a common denominator—four-letter words🤣 After some research we discovered that there was a huge audience of shoppers (and creators) with the same sense of humor.



Kim Blankenburg Co-Founder

Business owner for 5+ years; Registered Dietitian, Broker Associate at HomeSmart Realty; tenacious AF; OG box packer; and resident Sass Squad advocate. ✨ Favorite swear word: douchecanoe ✨



Anh McClure Sass Master | CMO

Business owner for 6+ years; Director of Marketing at PenLink, Interactive Manager and Web Strategist at IBM; co-owner of an escape room; exceptional visionary; and fount of knowledge. ✨ Favorite swear word: sonofab*tch ✨

Welcome to the brand that says what you're thinking


SMARTASS & SASS®


A monthly subscription
(and online shop)
for mouthy mofos.

Smartass & Sass subscription and shop items are curated and personally tested by the S&S team—a group of really mouthy mofos who want you to get a good laugh in your day. S&S partners with some of the best small businesses to bring you trendy and snarky items each month.


The Problem
In our pandemic climate, now more than ever people are looking for a fun way to treat themselves or their loved ones to a delivery that delights.

Where did it all start? In 2016, the subscription box industry was expanding and the recurring revenue model intrigued us. We started thinking through what our own subscription box could be.

We wanted it to tick all the boxes:

- Something we were passionate about

- Something we were passionate about
- Something that didn't exist already
- Something people would want to get in the mail on a regular basis


The Solution
Smartass & Sass helps people treat themselves by delivering useful, sassy products that make them laugh.

We took a closer look at our own favorite things and discovered a common denominator—*four-letter words.*

> ***Apparently, we like to cuss a lot...***

Being the sarcastic souls we are, we had noticed a rise in vendors online who were selling sassy merch that spoke to us (because we shopped their stores regularly). After some research, we discovered that there was a huge audience of shoppers (and creators) with the same sense of humor. We found mugs, notebooks, tote bags—all kinds of brilliant sh*t that we thought we (and others like us) would love to receive on a monthly basis.

And that's how Smartass & Sass was born.

Who We Are


Our Team
Abby Bartholomew
HBIC
CEO & Co-Founder
Kim Blankenburg
Co-Founder
Anh McClure
Sass Master
CMO

> ***S&S is 100% women-owned and -operated.***

Our leadership team has a combined 26+ years of entrepreneur experience. We've honed our skills at companies like IBM, PenLink, and HomeSmart Realty. Our expertise ranges from project and operations management to interactive and marketing strategy.


Our Team
Lindsey
Lady Chaos | Director of Prod. Strategy
Andrea
Branding Badass | Sr. Graphic Designer
Mikayla
Supervisor of Snark | Logistics Analyst
Ashley
Customer Service Queen | Customer Engagement Manager

Our Sass Squad is composed of five additional individuals (the newest member not shown) with decades of experience in industries like software development, tech, higher education, law enforcement, healthcare, and early-age development. Our variety of backgrounds provides a rich diversity of knowledge and abilities.

Our Values


Our Core Values
We're sarcastic (not savage)
We have moxie
We create a kickass experience
We solve problems
We're human

Early this year, we solidified our company's core values—the traits that make up and drive Smartass & Sass as a business and a team.

- **We're sarcastic (not savage)**
  We love all types of sass, and our favorite words definitely have four letters (we cuss a lot). Our sass is inclusive of all smart-mouthed souls.
- **We have moxie**
  We are a team of determined people who are committed to getting shit done. We have the resolve to make magic happen, and the sense of humor to laugh out loud along the way.
- **We create a kick-ass experience**
  We want you to have an unforgettable experience with Smartass & Sass—customer or employee.

- **We solve problems**
  Our team is small but mighty. We often have to wear multiple tiaras (a.k.a. hats), but we think that makes us even better troubleshooters. We are eager to find answers and fix issues and are always aspiring to improve our company.
- **We're human**
  We're fabulous, flawed, complicated creatures.

What We Do


Our Traction
4,300+ current active subscribers
$3.9 million in 2021, $2.5 million in 2020, $1.1 million in 2019
5+ years in the subscription industry
Over 190,000 orders shipped
100% female-owned and -operated
Featured in Buzzfeed, Scary Mommy, RealSimple, and more

Since our launch in late 2016, Smartass & Sass and shipped over 190,000 orders—holy sh*t! Our revenue has grown significantly year-over-year, including 127% growth in 2020 during the first year of the COVID-19 pandemic.

> ***S&S saw a 127% growth during the pandemic***

In 2021, we achieved $3.9 million in annual revenue and currently have 4,300+ active subscribers. We have been featured in major publications like BuzzFeed, Scary Mommy, and RealSimple.


Our Milestones
✌️ Churn ≤ 10% (Jan. 2020-present)
- 5% below industry benchmark[1]
💰 Monthly revenue > $300,000 (Dec. 2020)
- 1st time achieved
📈 Subscription profit margin of 43% for 2022
- up 1.6x from 2019
1. Cratejoy

Our retention is at an all-time high—since January 2020, we have maintained a churn of 7-10% each month. According to subscription platform Cratejoy, anything below 15% churn is good, and as a novelty products brand (versus a consumable product) we are extremely proud of this achievement.

> ***We consistently maintain a lower than industry average churn rate.***

In December 2020 we had over $300,000 monthly revenue for the first time. And this year, we have reached a 43%+ profit margin on our subscription boxes—almost double the margins we saw in 2019.

> ***We have a 43%+ profit margin on our subscription boxes***


Our Platform
We support small brands and businesses as much as possible, and provide a platform for them to reach new customers.


100+ brands featured in our subscription box since 2017
Bonus partnership opportunities (inserts, giveaways, etc)
Exposure to our audience across platforms
- 30k+ email list
- 70k+ social media followers
- 6k+ subscriber-only group
HO
O
H
N
O
F

Since 2017, we have featured over 100 brands in the subscription box (and many more in our shop).

> ***S&S provides a platform for other brands and small businesses to reach new customers.***

We have additional cross-promotion opportunities for our brand partners which include adding inserts to the monthly boxes, doing product giveaways, and providing additional exposure to our audience of over 100k across multiple messaging platforms.

Our Customers


Smartass & Sass | Customer Reviews
Abby - Smartass & Sass
My fave!
"I love, love, love this box!
I've been subscribed to several different boxes to see what's out there. This is the box I WILL NOT be canceling! My very fave!"

Here are just a few of the things our customers have to say about their monthly dose of sass! **You can check out more of our reviews on Cratejoy.**

Our Partners & Features


Our Local Partners
We are also passionate about supporting local businesses, and have several invaluable partnerships in our community. We currently use Lincoln-based resources for:
Our 3PL warehouse partner
Our monthly shirt printer
Our monthly and one-off insert printing

We passionately support our community and have several local business partners. We use Lincoln-based resources for our warehouse and shipping, our monthly shirt printing, and all of our paper and insert printing.

> ***Our biggest business needs are fulfilled by local small businesses here in Lincoln, NE.***


As Seen In
BuzzFeed
Scary Mommy
InStyle


WomansDay
My Subscription Addiction
REAL SIMPLE

We have been featured in several major publications in recent years, including:

- **BuzzFeed**
- **Scary Mommy,**
- InStyle (2018)
- **Woman's Day**
- **My Subscription Addiction**
- **Real Simple**

> ***Watch these two BFFs bond over an S&S box in a Buzzfeed social video.***


Awards
Cratejoy
BEST OF
2020
AWARD 2020
WINNER
US
2019
BEST OF
Cratejoy
AWARD
2019
2021 Nominee for The Thrive Award (SUBTA Cube Awards)

We've won a few awards, including Best of Cratejoy in **2020** and 2019, as well as one of **A Year of Box's Best U.S. Subscription Boxes in 2019**. In 2021, we were

nominated for the Thrive Award from SUBTA Cube Awards, and this year we are nominated for **Best Marketing Campaign** from SUBTA Cube Awards (to be announced in June 2022).

Our Growth



Our Growth: Revenue
Actuals
Projections
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
Q1 '19
Q2 '19
Q3 '19
Q4 '19
Q1 '20
Q2 '20
Q3 '20
Q4 '20
Q1 '21
Q2 '21
Q3 '21
Q4 '21
Q1 '22
Q2 '22
Q3 '22
Q4 '22
Q1 '23
Q2 '23
Q3 '23
Q4 '23
Q1 '24
Q2 '24
Q3 '24
Q4 '24

Forward looking projections cannot be guaranteed.

2021 brought some additional advertising challenges and supply chain considerations but we still managed to have 4 of our best quarters ever.

> ***Since Q1 of 2019, we have more than 4.5x our quarterly revenue.***

In Q1 2022 we have seen a small dip in numbers due to several factors, including:

- supply chain issues affecting our delivery
- the iOS privacy changes and subsequent Facebook ad reach limitations
- migrating to a new subscription platform for a better user experience, but due to privacy restrictions, not being able to migrate Paypal customers in the process.


Our Growth: Shop Only Revenue
$150,000
$100,000
$50,000
$0
Q1 '19
Q2 '19
Q3 '19
Q4 '19
Q1 '20
Q2 '20
Q3 '20
Q4 '20
Q1 '21
Q2 '21
Q3 '21
Q4 '21
Q1 '22

Though subscriptions historically comprised 90% or more of our monthly revenue, we have implemented new one-time shop strategies and additional channels (wholesale, discount, etc) to diversify our revenue.

> ***February 2022, shop sales were 17% of overall revenue, more than double February 2021.***


Our Growth: Sub Profit Margin
50%
40%
30%
20%
10%
0%
Q1 '19
Q2 '19
Q3 '19
Q4 '19
Q1 '20
Q2 '20
Q3 '20
Q4 '20
Q1 '21
Q2 '21
Q3 '21
Q4 '21
Q1 '22

This year, we have also been able to achieve our highest profit margins ever.

> ***Q1 2022: avg. 43% profit on subscription boxes***
> ***(up 6% from the previous quarter)***

The biggest factors contributing to this increase are:

- obtaining a larger vendor quantity discounts because of our inventory needs
- designing and manufacturing our own products
- raising our prices in February 2022 to combat increasing COVID-related expenses

Our Market & Model


Our Market
E-Commerce
15% of online shoppers have signed up for one or more recurring product subscriptions.[1]
91% of the country is projected to be an online shopper by 2023.[2]
Overall e-commerce sales reached nearly $4 trillion in 2021.[3]
Subscriptions
In 2020 the total number of American subscribers was 535 million.[4]
In the past nine years, subscriptions have seen a growth of 435%.[5]
23% percent of MSA's readers have over six subscriptions.[5]
55% of MSA readers can't live without lifestyle subscriptions.[5]
1. Mckinsey | 2. Statista | 3. Insider Intelligence | 4. Recurly | 5. My Subscription Addiction

Studies show that during and after the pandemic, online shopping and subscription memberships are (still) on the rise. **E-Commerce sales in 2021 reached $4 trillion**, and **Statista** projects that by 2023 91% of the U.S. will be online shoppers.

> *55% of MSA readers "can't live without lifestyle subscriptions."*

According to McKinsey & Company, 15% of online shoppers have signed up for one or more recurring products. The subscription industry has exploded, and shoppers want more—23% of My Subscription Addiction readers have over six different subscriptions, and 55% of readers "can't live without lifestyle subscriptions" [like Smartass & Sass] (from the 2020 SUBTA Keynote).


How It Works
STEP 1
Choose a Box
Pick a Shirt-Only, Box-Only, or Big Box Subscription.
STEP 2
Choose a Plan
Pay monthly or save some dough by prepaying.
STEP 3
Sit Pretty
Wait for your delivery! Boxes ship on the 18th.

So how does our business model work? For shop purchases, it's pretty straightforward. For subscription purchases, customers follow three simple steps:

- **Step 1: Choose a Box.**
  Pick a Shirt-Only, Box-Only, or Big Box subscription (ranging from $19.95-$54.95/month)
- **Step 2: Choose a Plan.**
  Pay monthly or save some dough by pre-paying for a 3- or 6-month term. You can subscribe any time; subscriptions ship on the 18th of each month.
- **Step 3: Sit Pretty.**

Get ready for some sass!



Our Competition

	Therabox	Singles Swag	Boxy Momma	FabFitFun	Smartass & Sass
Niche	Self-care	Single women	Mom tribe	Women	Women with a sense of humor
Price	$$	$$	$-$$	$$	$-$$
Frequency	Monthly	Monthly	Monthly	Quarterly	Monthly
A way to treat yourself	X	X	X	X	X
Online Community				X	X

Our main competitors are other subscription boxes that "feel like a treat for yourself or as a gift."

Our target audience has expendable income and is looking for a surprise shipment to brighten their (or a friend's) day, and brands like Therabox, Single Swag, Boxy Momma, and FabFitFun (among others) have also developed products to meet this need.

> ***Smartass & Sass has differentiated itself by honing in on the niche of this audience that loves to laugh, has a sarcastic sense of humor, and has mouths like a sailor.***

Not only do we have a team full of sassy personalities, but we also have a subscriber-only Facebook group comprised of approximately ~6k sassholes (our term of endearment for our sasscribers ❤️).

This channel of communication has been a direct line of insight with our subscriber base as well as a key component of our success over the years. We have leveraged this community for feedback on product ideas, customer

experience, and level of profanity.


Our Target Audience
Women
Ages 35-44
Average household income of $50k-$100k
Located primarily in the United States
Things our sassholes want:
Exclusivity
Good deals
Lots of cuss words

Our target audience is pretty well identified and defined:

- Women
- Ages 35 - 44
- Avg. income of $50k - $100k
- Located primarily in the United States
- Our sassholes want: exclusivity, good deals, and lots of cuss words


Our Business Model
Subscription
Profit margins: 40% +
Customer LTV: $300 +
2x the industry standard for our category[1]
Monthly recurring revenue
Cross-sell opportunities
Shop


Profit margins: 50-90%
Customer AOV: $45 +
Upsell opportunities
1. Statista

Our business model has two main components—subscription and shop sales.

On the subscription side, we have consistently achieved profit margins of over 40%, our customers tend to subscribe for 6+ months, and their LTV is $300+ (which is double the industry standard for our category). This leg of the business provides solid monthly recurring revenue, as well as cross-sell opportunities for shop sales, special discounts, etc.

> *Our customers have a lifetime value of $300+; double the industry standard*

With our shop, we see margins of 50-90% per product with an average order value of $45+. We also have the opportunity to upsell shop customers to become subscribers and feed into our monthly recurring revenue stream.

Our Future


Our Use of Funds
Wefunder Fees
7.5%
New Sales
2.5%
Team Growth
7.0%
Product Line
8.0%
Ad Spend
15.0%
Cash Flow
20.0%
Debt Payoff
40.0%

Our use of funds will depend on our capital raised but our estimated breakdowns involve the following categories:

Loan payoff (40%)
We have several small loans or debts that we could pay off and save on interest and repayment fees.

Cash Flow (20%)
We plan to allocate a portion of funds to regular operating expenses, cash flow, and overall savings.

Ad Spend (15%)
Pivoting ad spend to combat iOS privacy roadblocks and adjusting for poor Facebook ad performance as a result of the privacy changes. Our affiliate partnerships have continued to succeed, so we will add to that spend as well (including influencer marketing). We'd also look at revisiting ever-changing social platforms to find new customers.

Product Line Development (8%)
Capital would allow us to fund a new product line, including market research, R&D, and product launch.

Team Growth (7%)
We are already hiring two new marketing team members and a customer service representative in Q2 but additional funds would allow us to hire a sales representative for our new product line, a project manager mid-year, and interns later in the year.

New Sales Platforms (2.5%)
Finally, this capital would allow us to outsource/develop a presence on new sales channels, including Amazon.

Wefunder Fees (7.5%)
Wefunder charges a flat 7.5% on all Reg CF raises.





Our Game Plan
#kicksomeass
Upcoming 2022 Goals:
1,650 new subscribers in Q2
Sell 8% on-hand shop inventory in Q2
2 new hires in Q2
4-day workweek starting Q3
Product line launch by Q3/Q4
9200 (2x) active subscribers by Q4
$5 million annual revenue

We have big dreams for the rest of 2022.

- Gain 1,650 new subscribers in Q2, and reach 9,200 active subscribers by Q4
- Sell 8% of our on-hand shop inventory (~300k) in Q2
- Hire at least two new team members in Q2
- Implement a 4-day workweek for our team in Q3
- Launch our custom product line in Q3/Q4
- Reach $5 million annual revenue

So how does this work?



How Convertible Notes Work
WEFUNDER
Biz opens seed round of fundraising
Investor lends the business $ w/ terms


Biz seeks 2nd round of fundraising
Biz value is determined
Convertible note converts into shares based on terms
Convertible note owner now owns preferred stock

Wefunder is an investing platform for a Community Round—anyone can invest as little as $100 in a company they're passionate about or believe in.

- Investors lend businesses money with set terms **(to see our terms, scroll up and check under the Invest button!)**
- The business uses the funds to **grow like crazy**
- When they need more capital, the business opens a 2nd round of fundraising and this **initiates a conversion event for the Convertible Notes from the seed investment, which converts them into shares.** The Valuation Cap and the Discount Rate of the convertible note determines the discount that seed investors' loan converts to shares at. **For more info on how convertible notes work, check out this article.**
- Now the seed investors own preferred stock in the business.

We have special Early Bird terms for our first group of investors—see the terms above for more details!

What are our terms?

Once our GAAP financials we can file with the SEC, and after that the terms will appear in the upper left of this page.

The terms we have outlined are:

- Contract: Convertible Note (using the **Cooley Go Convertible Note template**)
- Valuation cap: $8,000,000 ($7,000,000 for Early Birds)
- 15% discount

- 5% interest rate
- Note maturity: 24 months

Investor Perks (you know you want 'em)

📦 *Perks will ship after we close the round.*
🌎 *We will ship perks internationally.*


LEVEL 1
$250
• An exclusive goodie bag
• 1 free past box
• 10% off the shop for a year
LEVEL 2
$500
• An exclusive goodie bag
• 2 free past boxes
• 10% off the shop for a year
• Free 3-month Big Box subscription
• 2,000 FML Loyalty Points


LEVEL 3
$1,000
• An exclusive goodie bag
• 3 free past boxes
• 20% off the shop for a year
• Free 6-month Big Box subscription
• 5,000 FML Loyalty Points
• First access to the S&S product line
LEVEL 4
$5,000
• An exclusive goodie bag
• 4 free past boxes
• 20% off the shop for a year
• Free 6-month Big Box subscription
• 5,000 FML Loyalty Points
• First access to the S&S product line and $100 credit
• Vote on product designs for a custom product




LEVEL 5
$10,000
• An exclusive goodie bag
• 5 free past boxes
• 30% off the shop for a year
• Free 12-month Big Box subscription
• 10,000 FML Loyalty Points
• First access to the S&S product line and $200 credit
• Vote on product designs for five custom products
• In-person/Virtual happy hour with the S&S team